                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934


       TV Guide, Inc. (formerly named United Video Satellite Group, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87307Q109
                     -------------------------------------
                                 (CUSIP Number)


                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                           8101 East Prentice Avenue
                              Englewood, CO 80111
                                 (303) 721-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 1, 1999
                                ---------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

---------------
/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Liberty Media Corporation
    84-1288730

-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [_]

    (b) [X]

-------------------------------------------------------------------------------

3   SEC USE ONLY

-------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    00

-------------------------------------------------------------------------------

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)

    [_]
-------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

-------------------------------------------------------------------------------

                                          7  SOLE VOTING POWER

                   NUMBER OF                 66,534,108 SHARES/1/
         SHARES BENEFICIALLY OWNED BY     -------------------------------------
                     EACH
                   REPORTING              8  SHARED VOTING POWER
                    PERSON                          0
                     WITH                 -------------------------------------

                                          9  SOLE DISPOSITIVE POWER

                                             66,534,108 SHARES/1/
                                          -------------------------------------

                                          10  SHARED DISPOSITIVE POWER

                                                    0
-------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,534,108 SHARES/1/

-------------------------------------------------------------------------------

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /2/

                                                                           [X]

-------------------------------------------------------------------------------

----------------------------
/1/ Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Item 5.

/2/ Excludes shares beneficially held by directors and executive officers of the reporting person and shares beneficially owned by The News Corporation Limited. See Item 5.

                              Page 2 of 21 Pages

-------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 43.8%/3/

-------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
===============================================================================














-------------------------
/3/ Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to ten votes per share, the Reporting Person owns equity securities of the Issuer representing approximately 48.9% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Item 5.

                              Page 3 of 21 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                                 Statement of

                           LIBERTY MEDIA CORPORATION

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

      TV Guide, Inc. (formerly named United Video Satellite Group, Inc.)


Item 1.   Security and Issuer.


     This Statement on Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of TV Guide, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are at 7140 South Lewis Avenue, Tulsa, Oklahoma 74136-5422. Prior to March 1, 1999, the Issuer's name was United Video Satellite Group, Inc.

     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of the Class B Common Stock, $.01 par value per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), of the Issuer. At the option of the holder, each share of Class B Common Stock is convertible into one share of Class A Common Stock. The shares of Class A Common Stock are not convertible into shares of Class B Common Stock. The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer. The holders of the Class B Common Stock are entitled to 10 votes per share and the holders of the Class A Common Stock are entitled to one vote per share.

                              Page 4 of 21 Pages

Item 2.   Identity and Background.


     This Statement is being filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"). The Reporting Person's principal business address is 8101 East Prentice Avenue, Englewood, Colorado 80111.

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"), which through TCI UVSG, Inc. a Delaware corporation and indirect subsidiary of TCI ("TCI UVSG"), beneficially owned 29,037,520 shares of Class A Common Stock and 24,746,588 shares of Class B Common Stock. At the time, 16,664,226 shares of Class A Common Stock and 24,746,588 shares of Class B Common Stock were attributed to TCI's TCI Ventures Group and 12,373,294 shares of Class A Common Stock were attributed to TCI's Liberty Media Group. Through Liberty, TCI also beneficially owned the 12,750,000 shares of Class B Common Stock acquired by Liberty on March 1, 1999 in the Netlink Transaction (as defined in Item 3), which at the time were attributed to TCI's Liberty Media Group. TCI, as the corporate parent entity of the Reporting Person, had previously filed a Statement on Schedule 13D reporting its beneficial ownership of shares of Class A Common Stock and Class B Common Stock on February 2, 1996, which was amended and supplemented by Amendment No. 1 filed on January 14, 1998, was restated in its entirety by Amendment No. 2 filed on July 13, 1998 and was further amended and supplemented by Amendment No. 3 filed on July 13, 1998 (the "TCI Schedule 13D"). TCI's principal business address is 5619 DTC Parkway, Englewood, Colorado 80111. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     As a result of an internal restructuring in which the ownership of TCI UVSG was transferred to Liberty and the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T") with and into TCI, Liberty succeeded to the beneficial ownership of the shares of Class A Common Stock and Class B Common Stock beneficially owned by TCI.

     In the AT&T Merger, (i) TCI became a wholly owned subsidiary of AT&T, (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group". Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets which were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

                              Page 5 of 21 Pages

     The Board of Directors and management of the Reporting Person manages the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the shares of Class A Common Stock and Class B Common Stock beneficially owned by Liberty (collectively, the "Shares"). Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 6 of 21 Pages

     Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by references to the text of the Agreement and Plan of Restructuring and Merger, dated June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

Item 3.   Source and Amount of Funds or Other Consideration.

     The Reporting Person currently beneficially owns, directly and through subsidiaries, a total of 29,037,520 shares of Class A Common Stock and 37,496,588 shares of Class B Common Stock. See Item 2. For information relating to TCI's acquisitions of beneficial ownership of shares of Class A Common Stock and Class B Common Stock prior to March 1, 1999, see the TCI
Schedule 13D. The balance of the Shares, consisting of 12,750,000 shares of Class A Common Stock, were acquired by Liberty on March 1, 1999 in consideration of the sale by Liberty to the Issuer of all of the capital stock of (i) Telluride Cablevision, Inc., a Delaware corporation ("Telluride"), (ii) LMC Netlink Corporation, a Colorado corporation ("LMC Netlink") and (iii) Westlink, Inc., a Colorado corporation ("Westlink") (the "Netlink Transaction"). Telluride, LMC Netlink and Westlink are each general partners of Netlink USA, a Colorado general partnership ("Netlink USA"). Netlink USA owns an approximately 40% membership interest in Superstar/Netlink Group LLC, a Delaware limited liability company and owns and operates certain other assets and businesses, including the business of providing certain programming services to certain satellite master antenna television operations and the business of distributing on a wholesale basis the signals of the broadcast stations known as the "Denver 6."

                              Page 7 of 21 Pages

     The Netlink Transaction was effected pursuant to an Amendment and Restated Stock Purchase Agreement (the "Restated Agreement"), effective as of May 18, 1998, between Liberty and the Issuer, which amended and restated the provisions of the Stock Purchase Agreement, dated as of May 18, 1998, between Liberty and the Issuer that was described in the TCI 's Schedule 13D. The foregoing description of the Netlink Transaction is qualified in its entirety by the terms and conditions of the Restated Agreement, a copy of which is incorporated by reference as Exhibit 7(c) to this Statement and is hereby incorporated herein by reference.

Item 4.   Purpose of Transaction.

     Pursuant to (i) a Share Exchange Agreement, effective as of June 10, 1998, among News America Incorporated, TVG Holdings, Inc. ("Holdings") and Issuer (the "Share Exchange Agreement"), (ii) the letter agreement, effective as of June 10, 1998, among The News Corporation Limited ("News Corp."), TCI and the Issuer (the "Parent Agreement") and (iii) the letter agreement, dated February 23, 1999, among News Corp., TCI and the Issuer (the "Equalization Letter" and, collectively with the Share Exchange Agreement and the Parent Agreement, the "News Acquisition Agreements"), on March 1, 1999, following the closing of the Netlink Transaction, the Issuer acquired from Holdings, a subsidiary of News Corp., all of the outstanding stock of News America Publications Inc. and TVSM, Inc., publishers of TV Guide magazine and other television program listing guides, in exchange for an aggregate of 29,037,520 shares of Class A Common Stock, 37,496,580 shares of Class B Common Stock and approximately $671 million net in cash (after giving effect to the offset of the approximately $129 million in price for 6,534,108 shares of Class A Common Stock purchased by Holdings pursuant to the Parent Agreement and the Equalization Letter against the $800 million cash consideration paid by the Issuer pursuant to the Share Exchange Agreement).

     As a condition precedent to the closing of the transactions contemplated by the Share Exchange Agreement, (i) the Issuer and TCI entered into a Termination Agreement, dated as of March 1, 1999 (the "Termination Agreement"), terminating the Stockholder Agreement between them dated as of January 25, 1996, and (ii) TCI, TCI UVSG, Liberty, News Corp., Holdings and the Issuer entered into the Stockholders Agreement described in Item 6.

     In connection with the Stockholders Agreement described in Item 6 and the closing of the transactions contemplated by the News Acquisition Agreements, the Board of Directors of the Issuer (the "Issuer Board") amended and restated the bylaws of the Issuer to fix the number of the Issuer's directors at ten, to provide for an Office of the Chairman and to provide that the approval of any action by the Issuer Board requires the affirmative vote of at least seven of the ten directors, except for the removal of any officer of the Issuer, which requires approval of six of the ten directors. The Office of the Chairman is responsible for overseeing the three primary business units of the Issuer that were formed upon the closing of the transactions: TV Guide Magazine Group, TV Guide Entertainment Group and the United Video Group.

                              Page 8 of 21 Pages

     In connection with the closing of the transactions contemplated by the News Acquisition Agreements, Anthea Disney, Chairman and Chief Executive Officer of News America Publishing Group, a division of News Corp., was appointed to the position of Chairman and Chief Executive Officer of the Issuer, and Joachim Kiener, President and Chief Operating Officer of News America Publishing Group, was named President of the Issuer and Chairman and Chief Executive Officer of the TV Guide Magazine Group. Ms. Disney and Mr. Kiener will also serve as members of the Office of the Chairman, along with Peter C. Boylan III, Executive Vice President of the Issuer and Chairman and Chief Executive Officer of the TV Guide Entertainment Group and the United Video Group. Messrs. Kiener and Boylan will each report to Ms. Disney.

     In addition, pursuant to the Stockholders Agreement, TCI, Liberty, TCI UVSG, News Corp. and Holdings have agreed that each stockholder or group of related stockholders that are party to such Agreement shall be entitled to designate one member of the Issuer Board for each 12.5% of the Class B Common Stock owned by such stockholder or group, and the other parties to such Agreement would vote their shares of Class A Common Stock and Class B Common Stock in favor of the election of such designees as director. Based on their relative share ownership following the closing of the transactions contemplated by the News Acquisition Agreements, each of TCI UVSG and Holdings is entitled to designate four members of the Issuer Board. The eight members so designated will then appoint two persons who are independent directors within the meaning of the rules of The Nasdaq Stock Market. The four directors designated by Holdings are Ms. Disney, Mr. Kiener, Chase Carey, an Executive Director and Co-Chief Operating Officer of News Corp., and Peter Chernin, an Executive Director, President and Chief Operating Officer of News Corp. The four directors designated by TCI UVSG are Mr. Boylan, Robert R. Bennett and Gary S. Howard, each of whom is currently a director, and Charles Y. Tanabe, who currently serves as Senior Vice President and General Counsel of Liberty. The new directors (Ms. Disney and Messrs. Kiener, Carey, Chernin and Tanabe) took office without stockholder action on or about March 29, 1999.

     Further, pursuant to the amended and restated bylaws of the Issuer, the Executive Committee of the Issuer Board will have four members, all of whom are to be designated by the holders of the Class B Common Stock, with such powers as may be delegated to it by the unanimous consent of the entire Issuer Board. In accordance with the Stockholders Agreement, the four members of the Executive Committee will initially consist of two members designated by TCI UVSG and two members designated by Holdings.

     The foregoing descriptions of the Parent Agreement, the Equalization Letter, the Termination Agreement, the Stockholders Agreement and the amended and restated bylaws of the Issuer are qualified in their entirety by the terms of such documents, which have been included or incorporated by reference as Exhibits 7(d), 7(e), 7(f), 7(g) and 7(h), respectively, to this Statement and are incorporated herein by reference.

                              Page 9 of 21 Pages

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the cable television and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                              Page 10 of 21 Pages

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)  Any action similar to any of those enumerated in this Item.

Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person currently beneficially owns 29,037,520 shares of Class A Common Stock (assuming no conversion of the Class B Common Stock the Reporting Person owns) and 37,496,588 shares of Class B Common Stock. Based upon the number of shares reflected as outstanding as of March 2, 1999 in the Issuer's information statement pursuant to Section 4(f) of the Exchange Act (the "Information Statement"), the shares of the Issuer's securities beneficially owned by the Reporting Person represent approximately 37.7% of the Class A Common Stock (approximately 43.8% assuming conversion of all outstanding Class B Common Stock into Class A Common Stock), 50% of the Class B Common Stock, and approximately 48.9% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class. The foregoing amounts exclude any shares beneficially owned by the Schedule 1 Persons or by News Corp. and Holdings as described below and the Reporting Person disclaims beneficial ownership of any of such shares.

     The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Schedule 1 Persons (to Liberty's knowledge) are set forth on Schedule 3 attached hereto and incorporated herein by reference. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has any interest in any securities of the Issuer.

     To Liberty's knowledge, based upon the number of shares reflected as outstanding as of March 2, 1999 in the Information Statement, the shares of Issuer's securities beneficially owned by News Corp. and Holdings represent approximately 37.7% of the Class A Common Stock (approximately 43.8% assuming the conversion of all outstanding Class B Common Stock into Class A Common Stock), 50% of the Class B Common Stock, and approximately 48.9% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class.

     By virtue of the Stockholders Agreement, the Reporting Person, together with News Corp. and Holdings may be deemed to constitute a "group" for the purpose of Rule 13d-5 promulgated under the Exchange Act. Nothing contained in this Statement shall constitute an admission that the Reporting Person and such persons constitute a "group" for such purposes. News Corp. and Holdings collectively beneficially own the same number of shares of Class A Common Stock and Class B Common Stock as the Reporting Person does. Accordingly, based upon the number of shares reflected as outstanding as of March 2, 1999 in the Information Statement, the shares of the Company's securities beneficially owned by the Reporting Person combined with those beneficially owned by News Corp. and Holdings represent approximately

                              Page 11 of 21 Pages

75.5% of the Class A Common Stock (approximately 87.6% assuming the conversion of all outstanding Class B Common Stock into Class a Common Stock), 100% of the Class B Common Stock, and approximately 97.7% of the combined voting power of the Class a Common Stock and Class B Common Stock voting together as a single class. As a result of the voting power associated with the shares of Class B Common Stock and as the sole holders of the Class B Common Stock, News Corp., Holdings and the Reporting Person may be deemed to share control of the Issuer. However, neither the Reporting Person, on the one hand, nor News Corp. and Holdings, on the other hand, have the ability to affirmatively direct the management of the Issuer without the concurrence of the other.

      (b) Except as described in Item 6, the Reporting Person has sole power to vote and dispose of all of the Shares.

     To the knowledge of Liberty each person listed on Schedule 3 has the sole power to vote and dispose of all shares of Class A Common Stock indicated on such Schedule as beneficially owned by such person.

     (c) Except as described in Item 3, neither Liberty nor, to the knowledge of Liberty, any of the Schedule 1 Persons has executed any transaction in shares of Class A Common Stock or Class B Common Stock during the past 60 days. Based upon information provided to the Reporting Person by AT&T, to the knowledge of AT&T, none of the Schedule 2 Persons has executed any transactions in shares of Class A Common Stock or Class B Common Stock during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     To the knowledge of Liberty no person not listed on Schedule 3 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Class A Common Stock owned by any person listed on Schedule 3.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On March 1, 1999, TCI, Liberty, TCI UVSG, News Corp., Holdings and the Issuer entered into the Stockholders Agreement, which provides that, among other things, for so long as a stockholder or group of related stockholders is entitled to designate at least one director to the Issuer Board, the other stockholder or group of related stockholders shall be subject to certain restrictions on its ability to sell any of its shares of Class A or Class B Common Stock to an unaffiliated third party or to convert any of its shares of Class B Common Stock to shares of Class A Common Stock unless it first offers such shares for sale to the non-transferring party. If

                              Page 12 of 21 Pages
the non-transferring party elects not to purchase such shares, the transferring party will convert any Class B Common Stock to be sold into Class A Common Stock prior to such sale unless such Class B Common Stock is to be sold to a third party that has offered to purchase at least 12.5% of the aggregate number of shares of Class B Common Stock outstanding. Pursuant to the Stockholders Agreement, so long as there continues to be at least two stockholders or groups of related stockholders that each own in the aggregate 30% or more of the outstanding Class B Common Stock, such stockholders or the members of each such stockholder group will vote their shares on all matters submitted to a vote of the Issuer's stockholders only as shall be mutually agreed upon by such stockholders or stockholder groups and, if they are unable to agree on how to vote with respect to any such proposal, they will each be obligated to vote against such proposal. Under the Stockholders Agreement, a stockholder or group of related stockholders is entitled to designate one director for each 12.5% of the outstanding shares of Class B Common Stock owned by such party (rounded to the nearest 12.5%, with more than 6.25% being rounded up, and 6.25% or less being rounded down), and the other stockholders or group of related stockholders will vote or cause to be voted all shares owned by such party for the election of such designee(s) as director. In addition, the Stockholders' Agreement provides for certain registration rights with respect to the resale of the Class A Common Stock owned by stockholders that are parties to the Stockholders Agreement. Pursuant to the Stockholders Agreement, the Parent (as defined in such Agreement) of each stockholder or group of related stockholders that is entitled to designate at least one director to the Issuer Board pursuant to the Stockholders Agreement agrees with and for the benefit of the Parent of each other stockholder or group of related stockholders that is so entitled to designate at least one director to the Issuer Board that, for so long as there are at least two such stockholders or stockholder groups, the Issuer will, subject to certain limited exceptions, be the exclusive vehicle through which such Parent, directly or indirectly through its controlled affiliates, conducts program guide businesses (print, electronic or otherwise) worldwide. Currently, TCI and News Corp. are each Parents within the meaning of the Stockholders Agreement. Any description of the Stockholders Agreement in this Item 6 is qualified in it entirety by the terms thereof, which are hereby incorporated herein by reference.

                              Page 13 of 21 Pages

Item 7.   Materials to be Filed as Exhibits.


Exhibit No.                   Exhibit

(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

(c) Amended and Restated Stock Purchase Agreement between the Issuer and Liberty, effective as of May 18, 1998 (the "Restated Agreement"), incorporated by reference to Appendix I of the Proxy Statement on
          Schedule 14A of the Issuer (File No. 000-22662) filed on January 21, 1999.

(d) Letter Agreement, effective as of June 10, 1998, among TCI, News Corp. and the Issuer (the "Parent Agreement"), incorporated by reference to
          Exhibit 10.1 to the report on Form 8-K of the Issuer (File No. 000-22662) filed on March 16, 1999.

(e) Letter Agreement, dated February 23, 1999, among News Corp., TCI and the Issuer (the "Equalization Letter").

(f) Termination Agreement, dated March 1, 1999, between TCI and the Issuer (the "Termination Agreement").

(g) Stockholders' Agreement, dated as of March 1, 1999, among Holdings, News Corp., TCI UVSG, Liberty, TCI and the Issuer (the "Stockholders Agreement").

(h) Amended and Restated Bylaws of the Issuer, incorporated by reference to Exhibit 3.2 of the report on Form 10-K of the Issuer (File No. 000-22662) filed on March 31, 1999.

                              Page 14 of 21 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 1999.

                                    LIBERTY MEDIA CORPORATION


                                    By: /s/ Vivian J. Carr
                                    Name: Vivian J. Carr
                                    Title: Vice President


                              Page 15 of 21 Pages

                                  SCHEDULE 1

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 8101 East Prentice Avenue, Suite 500, Englewood, Colorado 80111. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                   Principal Occupation
----                   --------------------

John C. Malone         Chairman of the Board and Director of Liberty; Director
                       of AT&T Corp.

Robert R. Bennett      President, Chief Executive Officer and Director of
                       Liberty

Gary S. Howard         Executive Vice President, Chief Operating Officer of
                       Liberty

Leo J. Hindery, Jr.    Director of Liberty; President and Chief Executive
                       Officer, AT&T Broadband and Internet Services

Daniel E. Somers       Director of Liberty; Senior Executive Vice President and
                       Chief Financial Officer of AT&T Corp.

John C. Petrillo       Director of Liberty; Executive Vice President, Corporate
                       Strategy and Business Development of AT&T Corp.

Larry E. Romrell       Director of Liberty; Consultant to Tele-Communications,
                       Inc.

Jerome H. Kern         Director of Liberty

Paul A. Gould          Director of Liberty; Managing Director of Allen & Co.

David B. Koff          Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe      Senior Vice President, General Counsel and Assistant
                       Secretary of Liberty

Peter Zolintakis       Senior Vice President of Liberty

Vivian J. Carr         Vice President and Secretary of Liberty

Kathryn S. Douglass    Vice President and Controller of Liberty

David J.A. Flowers     Vice President and Treasurer of Liberty

David A. Jensen        Vice President of Liberty

                              Page 16 of 21 Pages

Name                   Principal Occupation
----                   --------------------

Gary Blaylock          Vice President of Liberty

                              Page 17 of 21 Pages

                                  SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS
                                      OF
                                  AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 2 are United States citizens.

Name                    Title
----                    -----
C. Michael Armstrong    Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr         Director; Chief Executive Officer of Chevron Corporation

M. Kathryn Eickhoff     Director; President of Eickhoff Economics, Inc.

Walter Y. Elisha        Director; Chairman and Chief Executive Officer of Springs
                        Industries, Inc.

George M. C. Fisher     Director; Chairman and Chief Executive Officer of Eastman Kodak
                        Company

Donald V. Fites         Director; Chairman and Chief Executive Officer of Caterpillar, Inc.

Ralph S. Larsen         Director; Chairman and Chief Executive Officer of Johnson &
                        Johnson

John C. Malone          Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry       Director; President of IRC Group

Michael I. Sovern       Director; President Emeritus and Chancellor Kent Professor of Law
                        at Columbia University

Sanford I. Weill        Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman         Director; Senior Advisor of SBC Warburg, Inc.

John D. Zeglis          President and Director

Harold W. Burlingame    Executive Vice President, Merger & Joint Venture Integration

James Cicconi           Executive Vice President-Law & Governmental Affairs and General
                        Counsel

Mirian Graddick         Executive Vice President, Human Resources

                              Page 18 of 21 Pages


Name                    Title
----                    -----
Daniel R. Hesse         Executive Vice President and President & CEO, AT&T Wireless
                        Services

Leo J. Hindery, Jr.     President and Chief Executive Officer, AT&T Broadband and
                        Internet Services

Frank Anna              Executive Vice President and President, AT&T Network Services

Michael G. Keith        Executive Vice President and President, AT&T Business Services

H. Eugene Lockhart      Executive Vice President, Chief Marketing Officer

Richard J. Martin       Executive Vice President, Public Relations and Employee
                        Communication

David C. Nagel          President, AT&T Labs & Chief Technology Officer

John C. Petrillo        Executive Vice President, Corporate Strategy and Business
                        Development

Richard Roscitt         Executive Vice President and President & CEO, AT&T Solutions

D.H. Schulman           Executive Vice President and President, AT&T Consumer Long
                        Distance and Segment Marketing

Daniel E. Somers        Senior Executive Vice President and Chief Financial Officer

                              Page 19 of 21 Pages

                                   SCHEDULE 3

   BENEFICIAL OWNERSHIP OF THE ISSUER'S CLASS A COMMON STOCK BY DIRECTORS AND
                             EXECUTIVE OFFICERS OF
                           LIBERTY MEDIA CORPORATION

       Name of                        Amount and Nature of
  Beneficial Owner                    Beneficial Ownership                 Percent of Class
---------------------  --------------------------------------------------  ----------------
Robert R. Bennett      Options to purchase 6,000 shares of Class A                *
                       Common Stock

Leo J. Hindery, Jr.    Options to purchase 30,000 shares of Class A               *
                       Common Stock

Gary S. Howard         Options to purchase 80,000 shares of Class A               *
                       Common Stock

Larry E. Romrell       Options to purchase 18,000 shares of Class A               *
                       Common Stock

* Less than one percent

                              Page 20 of 21 Pages

                                 EXHIBIT INDEX


Exhibit No.    Exhibit
-----------    -------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Amended and Restated Stock Purchase Agreement between the Issuer and Liberty, effective as of May 18, 1998 (the "Restated Agreement"), incorporated by reference to Appendix I of the Proxy Statement on Schedule 14A of the Issuer (File No. 000-22662) filed on January 21, 1999.

7(d) Letter Agreement, effective as of June 10, 1998, among TCI, News Corp. and the Issuer (the "Parent Agreement"), incorporated by reference to Exhibit 10.1 to the report on Form 8-K of the Issuer (File No. 000-22662) filed on March 16, 1999.

7(e) Letter Agreement, dated February 23, 1999, among News Corp., TCI and the Issuer (the "Equalization Letter").

7(f ) Termination Agreement, dated March 1, 1999, between TCI and the Issuer (the "Termination Agreement").

7(g) Stockholders' Agreement, dated as of March 1, 1999, among Holdings, News Corp., TCI UVSG, Liberty, TCI and the Issuer (the "Stockholders Agreement").

7(h) Amended and Restated Bylaws of the Issuer, incorporated by reference to Exhibit 3.2 of the report on Form 10-K of the Issuer (File No. 000-22662) filed on March 31, 1999.

                              Page 21 of 21 Pages